December 16, 2010

U.S Securities & Exchange Commission
Division of Corporation Finance
Attention: Ajay Koduri
Washington, D.C. 20549

Re:  Car Charging Group, Inc.
Form 10-Q for the quarterly period ended September 30, 2010
Filed November 16, 2010 as amended by Amendment No.1 Filed on
December 14, 2010
        File No. 333-149784

Dear Mr. Koduri:

We represent Car Charging Group, Inc. (“Car Charging” or, the “Company,” “we,” “us,” or “our”).  On December 14, we filed Amendment No.1 to the Company’s Form 10-Q for the quarterly period ended September 30, 2010 with a redacted Exhibit 10.7. The Company intends to seek confidential treatment of this Exhibit 10.7 and will be filing its request with the Office of the Secretary prior to December 24, 2010.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gary S. Eaton
       GARY S. Eaton